Exhibit 3.1

THE COMPANIES ACT 2006

ISLE OF MAN

A COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

EROS INTERNATIONAL PLC

AS ADOPTED BY SPECIAL RESOLUTION PASSED ON 28 SEPTEMBER 2011

1.	The name of the Company is Eros International PLC.

2.	The Company is a company limited by shares.

3.	The address of the Company’s registered office is at:

Fort Anne, Douglas, Isle of Man, IM1 5PD

4.	The Registered Agent of the Company is:

Cains Fiduciaries Limited

5.	Neither the memorandum of association nor the articles of association may be amended except pursuant to a resolution approved by a majority of not less than three-fourths of such members as, being entitled so to do, vote in person or by proxy at the general meeting at which such resolution is proposed.

COMPANIES REGISTRY

21 JUL 2014

EXAMINED AND CERTIFIED A TRUE COPY

MANAGER